UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
O'CHARLEY'S INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)
670823103
(CUSIP Number)
Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON:
Fidelity National Financial, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
16-1725106

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,849,354

	8	SHARED VOTING POWER:
—

	9	SOLE DISPOSITIVE POWER:
1,849,354

	10	SHARED DISPOSITIVE POWER:
—

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,849,354

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.4%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of O'Charley's Inc., a Tennessee corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3038 Sidco Drive Nashville, Tennessee 37204.

Item 2 Identity and Background.

(a), (f) This statement is filed by Fidelity National Financial, Inc., a Delaware corporation ("Reporting Person").

(b) The business address of the Reporting Person is 601 Riverside Avenue, Jacksonville, Florida 32204.

(c) The Reporting Person is a holding company for other entities, the principal business of which is the provision of title insurance and related services.

(d), (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed on Exhibit 99.1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Issuer's securities was the working capital of the Reporting Person and its subsidiaries. The aggregate funds used by the Reporting Person and its subsidiaries to make the purchases were $12,333,466.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Issuer's Common Stock for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer. This evaluation may be based on various factors, the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. The Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Person now owns or may hereafter acquire. In addition, the Reporting Person may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer's board of directors and management, ownership, capital structure, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties. As a result, the Reporting Person may take positions with respect to and seek influence the decision of the board of directors of the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of the date hereof, the Reporting Person is the owner of 1,849,354 shares of Common Stock, representing approximately 8.4% of the Issuer's outstanding Common Stock. A total of 1,402,284 shares of the Issuer's Common Stock were initially acquired by Chicago Title Insurance Company, a wholly-owned subsidiary of the Reporting Person, and transferred to the Reporting Person on September 9, 2011. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 21,889,921 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended July 10, 2011.

(c) In the 60 days prior to this filing, the following shares of Common Stock were purchased in the open market:

DATE OF TRANSACTION (1)	NUMBER OF SHARES OF COMMON STOCK	PRICE PER SHARE(2)
July 22, 2011	12,425	$7.27
July 25, 2011	10,340	$7.17
August 25, 2011	23,568	$4.78
August 26, 2011	15,000	$4.71
August 29, 2011	12,600	$5.24
August 30, 2011	41,139	$5.41
August 31, 2011	43,813	$5.52
September 1, 2011	53,281	$5.96
September 2, 2011	212,883	$5.85
September 6, 2011	112,238	$6.15
September 7, 2011	156,734	$6.65
September 8, 2011	76,572	$6.49
September 9, 2011	101,526	$6.49
__________________________
(1) Shares purchased prior to September 6, 2011 were purchased by Chicago Title Insurance Company, a wholly-owned subsidiary of the Reporting Person. Such shares were transferred to the Reporting Person on September 9, 2011. Shares purchased on and after September 6, 2011 were purchased by the Reporting Person.

(2) Price per share represents the weighted average sales price per share of the Common Stock.

Neither the Reporting Person or, to the best knowledge and belief of the Reporting Person, any of its directors and executive officers, as listed on Exhibit 99.1 to this Schedule 13D, beneficially owns any shares of the Common Stock or was involved in any transaction in the Common Stock in the past 60 days other than as set forth herein.

(d) and (e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Directors and Executive Officers of Fidelity National Financial, Inc.

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
September 9, 2011	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

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